LION LAND BERHAD (415-D)
A Member of The Lion Group

03003781

03 FEB 11 AM 7:21

SUPPL

5 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad ("LLB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 29 January 2003, Re : Lion Land Berhad - Proposed further deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of Likom Computer System Sdn Bhd held by LLB to 28 December 2003; and

b) General Announcement dated 30 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned if you have any queries.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dlw 2/11

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 30/01/2003 07:20:53 PM
Reference No MM-030130-E68F2

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that all resolutions pertaining to the proposed corporate and debt restructuring exercises for the Lion Group ("Proposed GWRS") as set out in the Notices of Extraordinary General Meeting ("EGM") issued by the Lion Group on 9 January 2003, were passed by shareholders at their respective EGMs of the Lion Group held earlier today.

In addition, the High Court of Malaya has granted an order pursuant to Section 176(3) of the Companies Act, 1965 ("Act"), sanctioning the proposed scheme of arrangement of the Lion Group and of Amsteel Mills Sdn Bhd (a 99.9% owned subsidiary company of LLB) with their respective scheme creditors earlier today.

The High Court of Malaya has also granted an order pursuant to Section 176(3) of the Act, sanctioning the proposed scheme of arrangement between Silverstone Berhad ("Silverstone") (a 52.27% owned subsidiary company of ACB) and its shareholders to reorganise the share capital of Silverstone to facilitate the proposed acquisition by AMB of 100% equity interest in Silverstone.

Steps will now be taken to procure *inter-alia* the following approvals to facilitate completion of the Proposed GWRS:

i) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for AMB) under the Proposed GWRS;

ii) the proposed capital reconstruction exercises under the Proposed GWRS being confirmed by the High Court pursuant to Section 64 of the Act;

iii) the waivers to be granted by the Securities Commission ("SC") to LCB and parties acting in concert with it, exempting them from their obligation under Rule 6 of the Malaysian Code of Takeovers and Mergers, 1998 ("Code"), to extend a mandatory general offer for all LLB shares and ACB shares not already owned by them after the Proposed GWRS;

iv) the waiver to be granted by the SC to Tan Sri William H.J. Cheng and parties acting in concert with him and Datuk Cheng Yong Kim, exempting them from their obligation under Rule 6 of the Code, to extend a mandatory general offer for all LCB shares not already owned by them after the Proposed GWRS; and

v) the waivers to be granted by the SC to LLB and parties acting in concert with it, exempting them from their obligation under Rule 6 of the Code, to extend a mandatory general offer for all shares in Posim Berhad and Chocolate Products (Malaysia) Berhad not already owned by them after the Proposed GWRS.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the Circulars to Shareholders of the Lion Group dated 9 January 2003 for further details of the Proposed GWRS.

This announcement is dated 30 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No MM-030129-68423

	Submitting Merchant Bank (if applicable)	: **RHB Sakura Merchant Bankers Berhad**
	Submitting Secretarial Firm Name (if applicable)	: -
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Kenneth Chow**
*	Designation	: **General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**LION LAND BERHAD ("LLB"/ THE "COMPANY")
PROPOSED FURTHER DEFERMENT OF THE REDEMPTION DATE OF THE 43,613,000 5-YEAR CUMULATIVE REDEEMABLE PREFERENCE SHARES OF LIKOM COMPUTER SYSTEM SDN BHD HELD BY LLB TO 28 DECEMBER 2003 (" PROPOSED FURTHER DEFERMENT")**

* **Contents :-**

1. INTRODUCTION

On 11 July 2001, LLB announced the proposal to defer the redemption date of the 43.613 million 5-year cumulative redeemable preference shares of Likom Computer System Sdn Bhd ("LCS") (" RPS") held by LLB, from 28 June 2001 until the earlier of the following dates:-

(a) within 21 days from the listing date of Likom Electronic Pte Ltd ("LEL") ("Proposed Listing of LEL"); or
(b) on 28 December 2002,

hereinafter the proposal shall be referred to as the "Previous Deferment Proposal".

The Board now wishes to announce that the Company has on 29 January 2003 entered into an agreement with LCS ("Deferment Agreement") to further defer the redemption date of the RPS to 28 December 2003 subject to the salient terms and conditions as set out in Section 2 hereafter.

RHB Sakura Merchant Bankers Berhad Corporate Finance (19663-P)

2. **DETAILS OF THE PROPOSED FURTHER DEFERMENT**

The salient terms and conditions of the Deferment Agreement in consideration for the Proposed Further Deferment are as follows:

(i) Deferment compensation calculated at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad ("Maybank's BLR") as at 20 December 2002 of 6.4% per annum on the redemption sum of RM43,613,000 from 29 June 2001 (being the original redemption date for the RPS) up to 28 December 2002 (being the proposed redemption date for the RPS under the Previous Deferment Proposal) amounting to RM5,331,688.50 (" Deferment Compensation"), is proposed to be payable by LCS to LLB. As provided in the Deferment Agreement, LCS shall deposit the sum of RM2,665,844.25 (which was duly deposited on 11 January 2003) representing half of the Deferment Compensation into an escrow account jointly operated by LLB and LCS, and this sum shall be released to LLB upon the approval of the shareholders of LLB for the Proposed Further Deferment being obtained.

(ii) Interest shall be payable on the balance Deferment Compensation of RM2,665,844.25 from 29 December 2002 up to the actual date of redemption of the RPS at the rate of 1.75% per annum above the Maybank's BLR prevailing as at the date of payment for the balance Deferment Compensation.

(iii) Interest shall be payable on the redemption sum of the RPS of RM43,613,000 from 29 December 2002 up to the actual date of redemption of the RPS at the rate of 1.75% per annum above the Maybank's BLR prevailing as at the date of redemption of the RPS less the aggregate cumulative dividend declared and paid by LCS commencing from 29 December 2002 until the aforesaid date of redemption, if any.

(iv) An additional 10% of the issued and fully paid-up share capital of Ributasi Holdings Sdn Bhd ("Ributasi") over and above the proposed 25% under the Previous Deferment Proposal shall be pledged to LLB. For illustration purposes only, the net tangible asset values attributable to the 35% equity interest and 25% equity interest in Ributasi based on the audited consolidated net tangible assets of Ributasi as at 30 June 2002 of RM147.0 million, are RM51.5 million and RM36.8 million respectively.

(v) Amble Bond shall undertake to LLB to cause LCS to redeem the RPS at the redemption sum of RM43,613,000 and pay the Deferment Compensation on or before 28 December 2003 instead of on or before 28 December 2002 under the Previous Deferment Proposal ("Amble Bond Undertaking").

(vi) Tan Sri Cheng Heng Jem shall guarantee payment of the Redemption Sum and Deferment Compensation and this guarantee shall remain valid and binding until the redemption sum of RM43,613,000 and the Deferment Compensation are fully settled ("TSWC Guarantee").

3. **RATIONALE FOR THE PROPOSED FURTHER DEFERMENT**

At the time the Previous Deferment Proposal was announced in July 2001, it was contemplated that the proceeds to be raised from the Proposed Listing of LEL on the SGX-ST would enable LCS to meet its redemption obligation for the RPS on or before 28 December 2002.

Whilst LEL has taken steps to seek a listing on the SGX-ST, the unforeseen depressed regional equity market coupled with declining hardware and software sales arising from the economic slowdown in the United States of America are not conducive for the Proposed Listing of LEL which resulted in the Proposed Listing of LEL being withdrawn.

In addition, LCS is not in a financial position to redeem the RPS on or before 28 December 2002. In view of the above, LCS had requested for the Proposed Further Deferment and the Board of Directors have agreed to the same subject to, inter-alia, the provision of the additional securities to LLB in the form as disclosed in Section 2 herein to secure the payment of the redemption sum of RM43,613,000 and the Deferment Compensation.

4. FINANCIAL EFFECTS OF THE PROPOSED FURTHER DEFERMENT

The Proposed Further Deferment will not have any effect on the issued and paid-up share capital and shareholding of the major shareholders of LLB since no new ordinary shares will be issued by LLB.

The Proposed Further Deferment is not expected to have a material impact on the earnings of the LLB Group for the financial year ending 30 June 2003 and the net tangible assets ("NTA") of the LLB Group as at 30 June 2002. Any potential effect on the LLB Group's earnings and NTA would only be apparent after the revised redemption date of 28 December 2003, depending on the amount of the RPS actually redeemed or if applicable, the quantum of proceeds that is actually raised from the enforcement of the Amble Bond Undertaking, the TSWC Guarantee and/or liquidation of the securities, and the net amount of such proceeds utilised for the redemption.

5. CONDITIONS TO THE PROPOSED FURTHER DEFERMENT

The Proposed Further Deferment is conditional upon the approval from the shareholders of LLB at an extraordinary general meeting to be convened.

6. DIRECTORS' INTEREST

The following Directors who do not consider themselves independent in respect of the Proposed Further Deferment.

Datuk Cheng Yong Kim is a substantial shareholder of the Company and Amble Bond. He is also the Managing Director of LEL.

Mr Cheng Yong Liang is the brother of Datuk Cheng Yong Kim. Both Datuk Cheng Yong Kim and Mr Cheng Yong Liang are nephews of Tan Sri Cheng Heng Jem, a substantial shareholder of the Company and Amble Bond.

Mr Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company in which Tan Sri Cheng Heng Jem is a substantial shareholder via his shareholding in Chocolate Products (Malaysia) Berhad, a related company of LLB. Mr Heah Sieu Lay is also a Director of LEL.

Y Bhg Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LLB), a company in which Tan Sri Cheng Heng Jem is a substantial shareholder via his substantial shareholding in LLB.

As such, Mr Heah Sieu Lay has abstained from all LLB's Audit Committee and Board deliberations in respect of the Proposed Further Deferment whilst Datuk Cheng Yong Kim, Mr Cheng Yong Liang and Dato' Kamaruddin @ Abas bin Nordin have abstained from all Board deliberations in respect of the Proposed Further Deferment.

Save as disclosed above, none of the other Directors of LLB have any interest, direct or indirect, in the Proposed Further Deferment.

7. DIRECTORS' OPINION ON THE PROPOSED FURTHER DEFERMENT

After due consideration of the terms of the Proposed Further Deferment, the Directors of LLB are of the opinion that the terms of the Proposed Further Deferment are in the best interests of the Company and its shareholders. However, the Directors who are deemed interested as set out in Section 6 above have abstained from all Board and Audit Committee (where applicable) deliberations in respect of the Proposed Further Deferment.

8. OTHER MATTERS

(i) A Circular containing details on the Proposed Further Deferment and the evaluation of the terms and conditions of the Proposed Further Deferment by AmMerchant Bank Berhad would be despatched to the shareholders in due course;

(ii) Shareholders of LLB and potential investors should be aware that the Proposed Further Deferment is subject to the condition referred to in Section 5 above. Shareholders of LLB and potential investors should exercise caution when dealing in the securities of LLB; and

(iii) The Deferment Agreement supercedes the Conditional Redemption Agreement dated 13 December 2000 and the supplemental agreement dated 10 July 2001 in respect of the Previous Deferment Proposal. The Deferment Agreement, Conditional Redemption Agreement, Supplemental Agreement, TSWC' Guarantee, Amble Bond's Undertaking and valuation report(s) by Messrs. Khong and Jaafar dated 27 June 2001 are available for inspection at the Registered Office of the Company at Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, during normal business hours from Monday to Friday (except public holidays) from the date hereof to the date of LLB's extraordinary general meeting to consider the Proposed Further Deferment.

This announcement is dated 29 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Not Applicable

RHB Sakura Merchant Bankers Corporate Finance (19663-P)